Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number	E-mail Address
212-455-2255	ifert@stblaw.com

August 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg; Erin Jaskot

Re:	SeaWorld Entertainment, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 17, 2020 File No. 333-239672 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter, dated July 22, 2020, (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”), filed July 17, 2020.  The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Commission an amendment to the Registration Statement which reflects these revisions.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Amendment No. 1 to Registration Statement on Form S-3 filed July 17, 2020
Exclusive Forum, page 12

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

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We note your revised disclosure now states, "However, this exclusive forum provision would not apply to direct actions asserting claims under the Securities Act or the Exchange Act." Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims, including derivative actions, arising under the Exchange Act and Section 22 of the Securities Act provides that Federal and state courts have concurrent jurisdiction over claims arising under the Securities Act, including derivative actions. Please revise to disclose whether this provision applies to any type of claim, including derivative actions, arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has further revised its disclosure on page 12 of Amendment No. 2 to the Registration Statement.  The Company respectfully advises the Staff that it will include substantially similar disclosure in its applicable filings with the Commission going forward.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-2255 or ifert@stblaw.com.

Sincerely,

/s/ Igor Fert

Igor Fert

cc:	SeaWorld Entertainment, Inc.

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